Mail-Stop 4561
									November 1, 2006

Via facsimile and U.S. Mail
Mrs. Pin Pin Chau
President and Chief Executive Officer
Summit Bank Corporation
4360 Chamblee Dunwoody Road
Atlanta, Georgia 30341

Re:    Summit Bank Corporation
                     Preliminary Proxy Statement
	         File No. 0-21267
                     Filed October 5, 2006

Dear Mrs. Chau:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy
General
1. Provide the staff with an extensive factual and legal analysis supporting your belief that the proposed hearing is sufficient for compliance with the Section 3(a)(10) exemption. Also, provide your analysis as to how you determined that the shares will be freely tradable after the hearing and approval of the merger.
2. Please provide the staff with the KBW prepared boardbooks used for the merger with UCBH.
3. Provide the staff with a copy of any and all Notices or other information that was sent to shareholders relating to the Fairness Hearing conducted by the California authorities.

Notice of Special Meeting
4. Revise the Dissenters` paragraph to disclose that in order to dissent, shareholder must either vote against the merger or not return a proxy and send a Notice to the Company by (insert date) that contains the information outlined on page ___.

Questions and Answers, page 1
5. The last question on page 1 and the first question on page 2 appear contradictory in that one states first allocation is stock to holders making no election and the second states first allocation is cash to those making no election. Please revise or advise.
6. Noting the statement on page 2 that the Election Form accompanies the proxy statement, please provide the staff with a copy of all materials that will accompany the proxy and consider making those items Appendices.
7. The first Q&A on page 3 appears to contradict previous questions in that it states that holders not making an election will be allocated cash or shares "depending on the elections made by other shareholders". Previous Q&A`s (pages 1 and 2) indicate these holders would receive the first allocations.
8. The second Q7A on page 3 indicates a letter of transmittal will accompany the Proxy. Please provide the staff with a copy of this Form and any and all other materials that will be sent to holders. In this regard, consider adding the transmittal letter and form as Appendices.
9. With regard to the appraisal right Q&A on page 4, please revise to clearly state the procedures that must be followed in order to perfect appraisal rights.
10. Please revise existing Q&A`s or provide additional Q&A`s to address the following items; the level of dissenters that would result in the merger being terminated (5%), the lag time between submission of the letter of transmittal and the holders ability to trade the new securities being received, the anticipated date of the
"effective time", the voting agreement of affiliates, and, the no solicitation provision agreed to by the Company.

Summary
Completion of the Merger ..., page 10
11. Revise the last bullet to define "Determination Date".

Risk Factors, page 12
12. Revise the preamble to state that the following discussion contains all known material risks.

Historical and Proforma Per Share Data, page 21
13. Please revise to address the following regarding your pro forma data:

* Please clearly disclose the nature of the material adjustments made to the pro forma data to reflect the cost savings associated with the merger.

* Please revise to disclose the amounts of all adjustments made to present each pro-forma measure.

* Tell us how you determined these adjustments were factually supportable.

Background of and Reasons for the Merger, page 26
14. Revise to add discussion as to why the Company, after receiving the offer, did not form a Special Committee, or otherwise solicit other offers.
15. Revise the second paragraph on page 27 to indicate whether or not the Board considered whether a better/higher offer might be forthcoming if the Company was to solicit other offers.

Summit`s Reasons for the Merger, page 27
16. With regard to the third bullet on page 28, revise to clarify what other strategies were considered and why not pursuing them was advantageous to Summit`s shareholders.

Unexercised Summit Options, page 41
17. Revise to quantify the amount to be paid.

Interests of Certain Persons in the Merger, page 53
18. Revise to disclose the total number of options outstanding and the weighted average exercise price.





Form 10-K
Management`s Discussion and Analysis
General
19. We note that you include the balance of loans held for sale in various loan and allowance for loan loss disclosures presented in accordance with Industry Guide 3. Please revise your presentation to reflect the fact that your allowance for loan losses is not attributable to your loans held for sale.
20. You state that you have a full service branch in China.
Please
revise to disclose the information required by Industry Guide 3 pertaining to foreign activities, or confirm in your disclosure that the activities do not meet the threshold set forth in Rule 9-05 of Regulation S-X.

Asia Locations, page 20
21. For purposes of transparency to the reader, please revise to disclose the difference between a fully operating branch and a representative office as you use the terms here. Please revise to describe the types of services provided by each and disclose the significance of these operations to your business.

Financial Statements
 Basis of Presentation and Summary of Significant Accounting
Policies

Loans Held for Sale, page 74
22. You state here that you record loans that you have identified with the intention to sell as "held for sale". Please revise your policy disclosure to more clearly reflect how you considered paragraph 8(a) of SOP 01-6 in determining the classification of the loan at origination, as opposed to the point at which you identify the loan with the intention to sell. Otherwise, tell us how you determined that your policy is appropriate in light of the guidance of paragraph 8a.

Accounting for Stock Based Compensation, page 80
23. We note that you accelerated the vesting of previously granted stock options. Please tell us how you determined that the impact of the vesting acceleration is not material and how you considered the guidance of FIN 44.

10.  Goodwill, page 92
24. We note that you recorded a purchase price adjustment to the goodwill recorded in your acquisition of First Continental Bank, due to an error in the stock price used to determine the value of the stock issued in that transaction. This adjustment does not appear to be related to a preacquisition contingency pursuant to paragraph
40
of SFAS 141. Further, since the guidance of EITF 99-20 was outstanding at this time, it is not clear how you determined this was related to a purchase price allocation rather than an error. Please tell us what accounting literature you relied upon in concluding that the adjustment to goodwill should be recorded as an adjustment to the purchase price allocation of amounts paid for First Continental Bank and not as a correction of an error.
25. Please revise to disclose the nature of each of your purchase price adjustments relating to your business combinations. Refer to paragraph 51(h) of SFAS 141.

Mortgage Servicing Rights, page 93
26. As of each balance sheet date, please revise to quantify the exposure for loan repurchases you may be required to make under the recourse obligations of your representation and warranty provisions.
Disclose the amount of repurchases made during each of the years presented, and quantify the gain or loss recorded on those repurchases.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to
Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3419. Any
questions
on the accounting comments may be directed to Rebecca Moore at
(202)
551-3463 or Kevin Vaughn, Branch Chief, at (202) 551-3494.

						Sincerely,


						Christian Windsor
						Special Counsel
						Financial Services Group



CC:	Via U.S. Mail and Fax: (404) 572-6999
	Katherine M. Koops, Esq.
	Powell Goldstein LLP
	One Atlantic Center, 14th Floor
	Atlanta, Georgia 30309-3488
Mr. P. P. Chau
Summit Bank Corporation
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